FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Corporate Governance Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 7, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of the Corporate Governance Report filed with the Tokyo Stock Exchange on November 4, 2022]

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

CORPORATE GOVERNANCE REPORT	Nomura Holdings, Inc.

Last updated: November 4, 2022

Nomura Holdings, Inc.

Kentaro Okuda, Representative Executive Officer,

President and Group CEO

Contact: 81-3-5255-1000

Securities Code: 8604 (Tokyo Stock Exchange)

https://www.nomuraholdings.com/investor/

The status of the corporate governance of Nomura Holdings, Inc. (the “Company”) is as described below.

I Underlying Concept of Corporate Governance, Capital Structure, Corporate Attributes, and Other Fundamental Information

•	1. Underlying Concept

The Company recognizes that enhancement of corporate governance is one of the top priorities for the Company to achieve its management visions “to enhance corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including that of shareholders and clients.” On this basis, the Company is committed to strengthening and to improving its governance framework which ensures effectiveness of management oversight and transparency in the Company’s management and at the same time pursues sustainable growth and expedited decision-making process within the Nomura Group.

The Company, recognizing the perspectives of various stakeholders beginning with shareholders and clients, established the “Nomura Holdings Corporate Governance Guidelines” (“the Guidelines”) for the purpose of setting forth an effective corporate governance framework as a structure for transparent/fair and timely/decisive decision-making, and contributing to the realization of that.

The full text of the Guidelines is available on the Company’s website.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

In addition, the Company has established the “Nomura Group Code of Conduct” as a code of conduct to be observed by each director, officer and employee of the Nomura Group. This is a guideline for Nomura Group directors, officers and employees to translate the Nomura Group Corporate Philosophy into actions. All of our business activities are carried out based on the Group Code of Conduct, and through compliance with the Code, we endeavor to fulfill the various responsibilities in relation to, not only shareholders, but to various stakeholders.

The full text of Nomura Group Code of Conduct is available on the Company’s website.

https://www.nomuraholdings.com/company/basic/coc.pdf

[Reasons for Non-Compliance with the Principles of the Corporate Governance Code]

The Company has complied with all principles of the Corporate Governance Code.

[Disclosures in accordance with Each Principle of the Corporate Governance Code]

Disclosures in accordance with each principle of the Corporate Governance Code are as follows.

[Principle 1-4]

(1)	Policy for Strategic Shareholdings

Please refer to Article 26 “Basic Policy for Strategic Shareholdings” of the Guidelines and “Basic Policy for Strategic Shareholdings” on the Company’s website.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

https://www.nomuraholdings.com/company/cg/stsh.html

To date, the Company has sold approximately 40% of the strategic shareholdings in 10 years since 2012. Going forward, the Company will continue to sell such shareholdings by setting a new target of reducing the strategic shareholdings held (including unlisted stocks) by 25% in 5 years from April1, 2022 to March 31, 2027.

(2)	Assessment of the content of Strategic Shareholdings

The Company, at the Strategic Shareholding Review Committee which is held once every half-year, on the basis of the Basic Holding Policy, by carrying out assessments of the purpose of the holding of strategic shareholdings and activities such as quantitative and qualitative analysis of the returns in relation to required capital, examines factor such as the benefits and risks accompanying holdings.

In addition, the Board of Directors, concerning individual strategic shareholdings, will examine the content considered at the Strategic Shareholding Consideration Committee.

(3)	Basic Policy regarding the Exercise of Voting Rights for Strategic Shareholdings

Please refer to Article 27 “Basic Policy regarding the Exercise of Voting Rights for Strategic Shareholdings” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

[Principle 1-7]

Please refer to Article 28 “Matters regarding Related-Party Transactions and Subsidiaries” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

[Supplementary Principle 2-4-1]

[Approach to Ensure Diversity]

The Company established “Diversity, Equity and Inclusion Statement” for the purpose of promoting Nomura’s diversity management. The statement was updated to incorporate a perspective of equity in October, 2022, from “Diversity and Inclusion Statement” which was originally published in September, 2019. The updated statement expresses the Company’s commitment to creating a diverse and inclusive workplace that offers fair and equitable opportunities to all employees. Nomura Group, which operates its business globally, recognizes ensuring and enhancing the structure for human resource development is important, for each employee with various backgrounds/values such as nationality, ethnic origin, race, gender, age, religion, beliefs, social standing, gender preference, gender identity, disability or any other attribution, and career, to be able to utilize her/his capabilities, and have been promoting initiatives for this purpose. Nomura Group already has employees with diverse careers, backgrounds and values, as a result of these initiatives and appoints management positions by considering their abilities and performance, regardless of nationality or whether they are hired by mid-career (experienced) recruiting. Therefore, the Company does not intend to set specific targets in terms of promoting employees especially with these attributes in management. The Company will continue to respect the diversity of its employees and their different values, and make its efforts to builds a healthy work environment in which each and every employees can be successful in utilizing her or his capabilities.

[Status of Voluntary and Measurable Goals for Ensuring Diversity, Approach to Human Resource Development, Internal Environmental Development, and Implementation Status to Ensure Diversity]

(1)	Female employees

The ratio of female managers in Nomura Group including overseas is 19% (FY2021/22), and in Japan, at Nomura Securities, as a major subsidiary, the ratio of female managers is 14% (as of April 1, 2022). In Japan, each group company sets its quantitative target and action plan as an action of plan for employers according to the Act on the Promotion of Female Participation and Career Advancement in the Workplace. Nomura Securities has set a quantitative target to have 20% of female representatives in managers, 10% in branch/department managers by 2025. In addition, the Company actively promotes initiatives to enrich the workplace for the female such as Pre- and Post-Natal Leave, Childcare Leave, Special Leave During and After Spouses’ or Partners’ Childbirth, the Work Location Change program for Area Type General Career employees and Leave for Spouse Overseas Transfers for the purpose of preventing turnover due to the life events.

(2)	Overseas and mid-career employees

The ratio of mid-career managers at Nomura Securities is over 27% (as of April 1, 2022). Among over 26,000 directors, officers, and employees, more than 10,000 individuals work in over 30 countries globally. In addition, in the overseas offices, the ratio of locally-hired managers (Managing Directors in the overseas offices) is over 90% (FY2021/22).

(3)	Other matters

For the information on the detailed of the Company’s initiatives, plan for human resource and internal environmental development, and status of ensuring diversity, please refer to “Others” in III.3. “Measures to Ensure Due Respect for the Stakeholders’ Standpoint” of this Report, “Diversity, Equity and Inclusion” and “ESG Data” on the Company’s website.

“Diversity, Equity and Inclusion”: https://www.nomuraholdings.com/sustainability/employee/di.html

“ESG Data”: https://www.nomuraholdings.com/sustainability/data/index.html

[Principle 2-6]

For the Company’s corporate pension fund, in order to realize payments such as the certain payment of pension benefits over the future and to realize investment management that makes the interests of participants/beneficiaries top priority, operations will be carried out by assigning qualified persons. Also for the selection of asset managers, it has been decided that selections constrained by the business relationship with the pension fund manager will not be carried out, and the policy is to take into consideration factors such as aspects of the Stewardship Code, such as the status of responses and initiatives, and policy in relation to ESG, as necessary. On the basis of these kinds of policies, monitoring of activities including the stewardship activities of asset managers will be implemented and initiatives will be undertaken to make sure that the corporate pension fund’s perform their roles as asset owners.

[Principle 3-1]

These items have been disclosed as follows.

(1)	Management Philosophy and Management Strategies and Management Plans

Management Philosophy: Please refer to the “Nomura Group Corporate Philosophy,” “Our Founder’s Principles,” and the “Nomura Group Code of Conduct” on the Company’s website.

https://www.nomuraholdings.com/company/basic/

Management Strategies and Management Plans: Please refer to the materials on the Company’s website “Presentations”

https://www.nomuraholdings.com/investor/presentation/

(2)	Underlying Concept of Corporate Governance and Basic Policies

Please refer to the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

(3)	Policies and Procedures to determine Compensation for Senior Executives and Directors

Please refer to II.1. “Remuneration of Directors and Executive Officers” of this Report.

The Company does not provide business-performance-based bonuses to Outside Directors. Further, the Company abolished retirement bonuses in 2001.

(4)	Policies and Procedures to appoint/dismiss the senior management and nominate the directors candidates

Please refer to Article 2 “Role of the Board of Directors,” Article 9 “Role and Composition of the Nomination Committee,” and Article 10 “Appointment/Dismissal of Officers such as the Group CEO and Succession Plan.”

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

(5)	Explanations with respect to Individual Appointments/Dismissals and Nominations in the Appointment/Dismissal of the Senior Management and Nomination of Director Candidates

For explanations for nominating director nominees including Directors concurrently serving as Representative Executive Officers, please refer to the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/shm/

[Supplementary Principle 3-1-3]

(1)	Initiatives Towards Sustainability

At the Company, the Board of Directors has adopted the Guidelines, which set forth the Company’s basic sustainability policies. Further, deliberate and decide on basic sustainability policies and important strategies and plans, the Company has established the “Sustainability Committee” which the Group CEO chairs. The Sustainability Committee has, based on the opinions of the Board of Directors, established the Sustainability Statement, which sets forth the direction of our company’s sustainability activities and policies for responding to environmental and social risks. For the basic sustainability policies and initiatives, please refer to the Guidelines and materials on the Company’s website “Sustainability”.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

https://www.nomuraholdings.com/sustainability/

(2)	Investments in human capital and intellectual property, etc

With regard to investments in human capital, Nomura Group considers human resources to be the source of its sustainable growth, and in order to realize the Company’s management vision, the Company are implementing a variety of initiatives, including recruitment, human resource development, and evaluation. For example, the Company is promoting digitization of training using IT as part of its efforts to strengthen group-wide knowledge management. The Company is also making further efforts to develop leaders by expanding the scope of employees. We have also introduced Digital IQ, an e-learning program for all global/group employees, as part of our efforts to develop digital human resources. In the highly competitive hiring environment for human resources such as talents for digital transformation, the Company is raising the level of its hiring activities and strengthening mid-career (experienced) hiring. For other matters, please refer to the materials on the Company’s website “Presentations”

https://www.nomuraholdings.com/investor/presentation/

(3)	Information disclosure based on TCFD

Please refer to the “Nomura TCFD Report” on the Company’s website “Annual Reports and SEC Filings”.

https://www.nomuraholdings.com/investor/library/index.html

[Supplementary Principle 4-1-1]

At the Company, the decision making authority for all matters, except for matters which must be referred to the Board of Directors, are delegated to the Executive Officers. For the reference matters of the Board of Directors, please refer to Article 10 of the Regulations of the Board of Directors.

https://www.nomuraholdings.com/company/cg/regulations.html

[Principle 4-9]

Please refer to II.1. “Matters relating to Independent Directors” in this Report.

[Supplementary Principle 4-11-1]

Please refer to Article 3 “Composition of the Board of Directors” of the Guidelines.

The Board of Directors of the Company, to enable active discussion from diversified perspectives, consists of members with diversity, such as in gender, internationality, and professional background, and with expertise in areas such as corporate management, international business, the financial industry, accounting/finance, legal systems/regulation, internal controls including risk management, digital (IT) such as blockchain technology, and sustainability. Eight out of the current twelve Directors of the Company’s Board of Directors, which is majority, are Outside Directors, and out of the eight Outside Directors, there is a diverse composition of four non-Japanese Directors and three female Directors.

[Supplementary Principle 4-11-2]

For concurrent positions held by directors, please refer to the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/shm/

[Supplementary Principle 4-11-3]

Please refer to Article 6 “Self-Evaluation” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

Further, the summary of the results of the analysis and evaluation of the effectiveness of the Board for the fiscal year ended March 31, 2022 are as follows:

<Concerning the Summary of the Results of the Analysis/Evaluation Regarding the Effectiveness of the Board of Directors during the Fiscal Year Ended March 31, 2022 (“FY 2022”)>

In the second half of FY 2022, the Company conducted a self-evaluation regarding the effectiveness of the Board of Directors during FY 2022.

As for the evaluation concerning the effectiveness of the Board of Directors, regarding the points below, each director has made an evaluation.

1.	Composition and operation of the Board of Directors

(1)	Number of attendees at meetings of the Board of Directors, including Executive Officers and Senior Managing Directors

(2)	Composition of the members of the Board of Directors and the ratio of Outside Directors

(3)	Frequency of meetings

(4)	Meeting agenda and framework (number of matters to be resolved and matters to be reported; content; time allocation)

(5)	Management of the proceedings by the Chairman

2.	Information provided to the Board of Directors (including materials for each meeting)

(1)

Quality, volume, and timing of information provided (pre-meeting briefing; support from the Office of Non-Executive Directors and Audit Committee, including various training programs; reporting of urgent matters, etc.)

3.	The Board of Director’s involvement in management goals and strategies

(1)	Communication with executives from shareholders’ perspectives so that accountability of executives to the shareholders is secured

(2)	Discussion of management goals and strategies at the Board of Directors meetings based on the PDCA (plan-do-check-act) cycle

4.	Management oversight functions of the Board of Directors

(1)

Monitoring of adequacy and progress with regard to various management benchmarks, such as financial statements, share price, ROE, and risk appetite, and appropriateness of the allocation of management resources

(2)	Assessment of discussions at the Strategic Shareholdings Consideration Committee with respect to each strategic shareholding

(3)	Analysis of the company’s performance from a long-term perspective

(4)	Effectiveness and adequacy of internal controls

(5)	The content and frequency of sustainability related reports and the level of involvement of the Board of Directors

5.	Each Committee

(1)	Composition of the members of each Committee

(2)	Frequency and content of reports to the Board of Directors

(3)	Status of discussions at each Committee

6.	Monitoring of dialogue with stakeholders

(1)	Sufficiency of information provided to stakeholders such as investors/rating agencies/regulatory authorities

(2)	Frequency and content of feedback to the Board of Directors on matters such as the opinions of investors/rating agencies

7.	Meetings of the Outside Directors

(1)	Status of discussions at meetings of the Outside Directors

(2)	Status of cooperation from executives in relation to meetings of the Outside Directors

In response to the Results of the Evaluation of the Effectiveness of the Board of Directors for the Fiscal Year Ended March 31, 2021, in FY 2022, 4 new outside directors were appointed, and the diversity of the Board of Directors improved substantially in terms of perspectives such as expertise, nationality, and gender. Further, by carrying out discussions regarding mid- to long-term strategy and direction at meetings of the outside directors, and by engaging in initiatives such as the expansion of the content of the reports to the Board of Directors concerning discussions at meetings of the Nomination/Compensation committees, initiatives to improve governance have continued to be carried out.

In addition, as part of initiatives to enhance risk management, the Board Risk Committee was newly established as a committee to discuss important management risks at the board level, independent from execution. We will focus on further strengthening our group’s risk management system by building a governance structure appropriate for a global financial institution. Five of the six members of the committee are outside directors, and an overseas outside director is appointed as chairman. At the meetings of the Board of Directors, we regularly discussed our efforts to enhance risk management and the status of progress.

In this year’s effectiveness evaluation, there were many opinions appreciating points such as the deepening of discussions concerning management strategy, reports regarding the reactions of stakeholders, and individual meetings with executive officers, and the evaluation of many of the points has improved.

Based on the results of this year’s effectiveness evaluation, on the basis of the approach that what will be realized is the Board of Directors putting an emphasis on the monitoring of mid- to long-term strategy to further improve governance, discussions will be carried out at meetings of the Board of Directors regarding the appropriate state of the Board of Directors, and it has been decided that initiatives, including a review of operations such as time allocation and agenda setting, will be carried out for the further enhancement of the Board of Directors’ monitoring function.

Including on the basis of these initiatives, the Board of Directors’ evaluation is that the effectiveness of the Board of Directors is fully secured.

[Supplementary Principle 4-14-2]

Please refer to Article 18 “Training of Directors” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

[Principle 5-1]

Please refer to Article 22 “Dialogue with Shareholders” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

Concerning other engagements regarding the Company’s corporate governance, including the items below, they have been published in places including this report, the Annual Securities Report, the Integrated Report (Nomura Report), and the Company’s website.

[Principle 2-3]

Please refer to Article 24 “Initiatives Towards Sustainability” of the Guidelines and “Environmental conservation initiatives and CSR activities” in III.3. “Measures to Ensure Due Respect for the Stakeholders’ Standpoint” of this Report.

[Principle 2-4]

Please refer to Article 23 “Nomura Group Corporate Philosophy and the Nomura Group Code of Conduct” of the Guidelines, and “Status of the Appointment of Female Directors and Officers” and “Diversity, Equity and Inclusion” in III.3. “Measures to Ensure Due Respect for the Stakeholders’ Standpoint” of this Report.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

https://www.nomuraholdings.com/sustainability/employee/di.html

•	2. Capital Structure

Ratio of Shares held by Foreign Investors	Over 30%

<Major Shareholders>

Name	Number of Shares	Percentage
The Master Trust Bank of Japan, Ltd. (Trust Account)	488,832,000	16.19
Custody Bank of Japan, Ltd. (Trust Account)	140,171,000	4.64
Northern Trust Co. (AVFC) Re Silchester International Investors International Value Equity Trust	60,965,000	2.01
State Street Bank West Client-Treaty 505234	52,950,000	1.75
Northern Trust Co. (AVFC) Re U.S. Tax Exempted Pension Funds	46,432,000	1.53
JP Morgan Chase Bank 385781	39,066,000	1.29
The Bank of New York Mellon as Depositary Bank for DR Holders	36,833,000	1.22
Nomura Group Employee Stock Ownership Association	33,620,000	1.11
Government of Norway	32,331,000	1.07
State Street Bank and Trust Company 505001	30,928,000	1.02

Controlling shareholder other than the parent company	None
Parent company	None

Supplementary Explanation

Information concerning major shareholders is as of March 31, 2022. Numbers of shares are rounded down to the nearest thousands.

The Company has 215,394 thousand shares of treasury stock as of March 31, 2022 which is not included in the major shareholders list above.

According to a statement on Schedule 13G (Amendment No.7) filed by BlackRock, Inc. with the SEC on February 3, 2022, BlackRock, Inc. owned 206,811,679 shares, representing 6.40% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2022.

According to a statement on Schedule 13G (Amendment No.2) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 4, 2022, Sumitomo Mitsui Trust Holdings, Inc. owned 176,175,500 shares, representing 5.40% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2022.

•	3. Corporate Attributes

Listed exchanges and market section	Tokyo Prime, Nagoya Premier
Fiscal year end	March
Industry	Securities and Commodity Futures
Number of employees (consolidated)	Over 1,000
Sales (consolidated)	Over 1 trillion yen
Consolidated subsidiaries	Over 300

•	4. Guidelines Regarding Measures to Protect Minority Shareholders in the Event of Transactions with the Controlling Shareholder

—

•	5. Other Special Conditions with Potentially Significant Effects on Corporate Governance

Sugimura Warehouse Co., Ltd., which is a consolidated subsidiary of the Company, is listed on the Standard Market of the Tokyo Stock Exchange, and carries out operations mainly in the logistics business by performing services such as cargo storage, cargo handling, and freight car transportation. There is no competitive relationship with the businesses of the Company and the Company’s other consolidated subsidiaries.

Sugimura Warehouse Co., Ltd., through the expansion of businesses such as the logistics business which is in a business environment that is different from that of the Company’s main subsidiaries, contributes to the stabilization of the business performance of the Nomura Group, and the Company believes that maintaining the said company as a listed company will lead to things such as the said company (1) securing its name value and social credibility, (2) securing flexible financing methods, and (3) maintaining/improving the motivation of employees and securing talented personnel.

The Company respects the independence of Sugimura Warehouse Co., Ltd.’s management, and furthermore, Sugimura Warehouse Co., Ltd., for the purpose of shareholder value, is engaged in initiatives for the improvement of corporate value through independent management decisions, and while ensuring management’s efficiency/independence as a company with an audit and supervisory committee, the strengthening/enhancement of the corporate governance system is being sought.

Whereas, the Company, other than exercising its rights as a shareholder, within the scope necessary to address matters such as the Company’s financial results and laws/regulations/rules that include various filing/disclosure requirements, receives reports regarding important managerial matters from Sugimura Warehouse Co., Ltd. in a timely manner, and the status of the maintenance/operations of important matters starting with compliance are regularly confirmed with Sugimura Warehouse Co., Ltd.

II Organizations regarding Managerial Decision Making, Execution, Management and Status of Other Corporate Governance System

•	1. Organizational structure and management

Organizational structure	Company with Three Board Committees

<Directors>

Number of seats on the Board of Directors pursuant to the Company’s Articles of Incorporation	20
Term of office of Directors pursuant to the Company’s Articles of Incorporation	1 year
Chairman of the meetings of the Board of Directors	Chairman of the Board of Directors (kaicho) (except when concurrently serving as a president)
Number of Directors in office	12

<Outside Directors>

Number of Outside Directors in office	8
Number of Outside Directors qualifying as Independent Directors	8

Relationship with the Company (1)

Name	Attribution	Relationship with the company (*)
		a	b	c	d	e	f	g	h	i	j	k
Kazuhiko Ishimura	External
Takahisa Takahara	External
Noriaki Shimazaki	External
Mari Sono	CPA
Laura Simone Unger	Other
Victor Chu	External
J. Christopher Giancarlo	Lawyer
Patricia Mosser	Scholar

*	Choices concerning the relationship with the company.

*	For each item, “¡” in the event that “currently/recently” corresponds for the Outside Director and “r” in the event that “in the past” corresponds for the Outside Director.

*

For each item, “●” in the event that “currently/recently” corresponds for the close relative of an Outside Director and “▲” in the event that “in the past” corresponds for the close relative of an Outside Director.

a -	Executive of the Listed Company or its subsidiary

b -	Executive or Non-Executive Director of the parent company of the Listed Company

c -	Executive of a fellow subsidiary of the Listed Company

d -	A legal or natural person whose major business partner is the Listed Company or an Executive of such a legal person

e -	Major business partner of the Listed Company or an Executive of such major business partner

f -	A consultant, accountant or legal expert receiving a large amount of compensation or other assets from the Listed Company, excluding director/officer compensation

g -	Major shareholder of the Listed Company (if such major shareholder is a legal entity, an Executive of such legal entity)

h -	Executive of a business partner of the Company (which does not fall under (d), (e) or (f) above) (applicable to the Director only)

i -	Executive of a company where there is a relationship of an Outside Director being mutually appointed (applicable to the Director only)

j -	Executive of an institution receiving a donation from the Listed Company (applicable to the Director only)

k -	Other

Relationship with the Company (2)

Name	Committees				Supplementary description	Reason for appointment (if designated as an Independent Director, also including grounds for such designation)
	*[1]	*[2]	*[3]	*[4]
Kazuhiko Ishimura	☑	☑		☑	Mr. Ishimura concurrently serves as President of the National Institute of Advanced Industrial Science and Technology, and Outside Director of Ricoh Corporation, Ltd., etc.

<Reason for appointment as Outside Director>

Mr. Ishimura has extensive experience with respect to corporate management, and including the holding in the past of positions such as Representative Director and President and CEO, and Chairman of the Board of AGC, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Ishimura satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Takahisa Takahara	☑	☑		☑	Mr. Takahara concurrently serves as Representative Director, President & CEO of Unicharm Corporation and Outside Director of Calbee, Inc., etc.

<Reason for appointment as Outside Director>

Mr. Takahara has extensive experience with respect to corporate management, and currently holds the position of Representative Director, President & CEO of Unicharm Corporation, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Takahara satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

[1]	Nomination Committee
[2]	Compensation Committee
[3]	Audit Committee
[4]	Independent Director

Noriaki Shimazaki	☑	☑	Mr. Shimazaki concurrently serves as Outside Director of Loginet Japan Co., Ltd. and Director of Nomura Securities Co., Ltd., etc.

<Reason for appointment as Outside Director>

Mr. Shimazaki has extensive experience with respect to corporate management and a high degree of expertise with regard to international accounting systems corresponding to a Sarbanes-Oxley Act of 2002 financial expert. Including the holding in the past of positions such as Representative Director and Executive Vice President of Sumitomo Corporation, Member of the Business Accounting Council of the Financial Services Agency, Trustee of IASC Foundation and Director of the Financial Accounting Standards Foundation, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that he will continue to apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Shimazaki satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Mari Sono	☑	☑

Although Ms. Sono was, in the past, a Senior Partner of Ernst & Young ShinNihon LLC (“E&Y”), the current corporate auditor of the Company, she has had no involvement whatsoever in E&Y’s management and financial policy since she retired from E&Y in August 2012. Moreover, during her tenure at E&Y, she was never involved in an accounting audit of the Company and also never belonged to the Financial Division that is responsible for accounting audits of financial institutions.

Ms. Sono concurrently serves as Auditor of WASEDA University, etc.

<Reason for appointment as Outside Director>

Ms. Sono has a high degree of expertise with respect to corporate accounting based on many years of experience as a Certified Public Accountant and has held positions such as External Comprehensive Auditor, Tokyo, and Member of “Business Accounting Council,” Ministry of Finance. Further, after retiring from the Audit Firm, she served as Commissioner of the Securities and Exchange Surveillance Commission, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that she will continue to apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Ms. Sono satisfies the Independence Criteria for Outside Directors established by the Company. She is not considered to be in any situation where the degree of independence required by the Exchanges is called in doubt, and hence she is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Laura Simone Unger		☑	Ms. Unger concurrently serves as Independent Director of Navient Corporation, Independent Director of Nomura Securities International, Inc., Independent Director of Nomura Holding America Inc., Independent Director of Nomura Securities International, Inc., Independent Director of Nomura Global Financial Products Inc., and Independent Director of Instinet Holdings Incorporated, etc.

<Reason for appointment as Outside Director>

Ms. Unger is well-versed in finance-related legal systems/regulations, and including the holding in the past of positions such as a Commissioner and Acting Chairperson of the SEC, etc., such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that she will continue to apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Ms. Unger satisfies the Independence Criteria for Outside Directors established by the Company. She is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence she is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Victor Chu	☑	☑	Mr. Chu concurrently serves as Chairman and Chief Executive Officer of First Eastern Investment Group, Chair of Council, University College London, Co-Chair, International Business Council of the World Economic Forum and Independent Director of Airbus SE, etc.

<Reason for appointment as Outside Director>

Mr. Chu has extensive experience with respect to corporate management and the finance industry, and a high degree of expertise with regard to legal, regulatory and corporate governance. He established First Eastern Investment Group, an international investment company, and has served as its Chairman and CEO for many years. His past positions included key positions in Hong Kong financial circles such as the Hong Kong Stock Exchange and Securities and Futures Commission, Hong Kong. Such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that he will continue to apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Chu satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

J. Christopher Giancarlo	☑	Mr. Giancarlo concurrently serves as Senior Counsel of Willkie Farr & Gallagher LLP, Independent Director of the American Financial Exchange, Principal of Digital Dollar Project, Independent Director of Nomura Securities International, Inc., and Independent Director of Nomura Global Financial Products Inc., etc.

<Reason for appointment as Outside Director>

Mr. Giancarlo is well-versed in finance-related legal systems/regulations and advanced technologies such as blockchain, and including the holding in the past of positions such as Executive Vice President of GFI Group Inc., a U.S. securities brokerage company, and Chairman of the U.S. Commodity Futures Trading Commission, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that he will continue to apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Giancarlo satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Patricia Mosser	☑	Ms. Mosser concurrently serves as Senior Research Scholar, Director of the MPA Program in Economic Policy Management, and Director of Central Banking and Financial Policy of Columbia University, School of International and Public Affairs, and Independent Director of Nomura Holding America Inc., etc.

<Reason for appointment as Outside Director>

Ms. Mosser has many years of experience as an economist and central banker. In addition to her current position of Senior Research Scholar and Director of Central Banking at Columbia’s School of International and Public Affairs, she has held past positions such as Deputy Director of the Office of Financial Research at U.S. Treasury Department and Senior Vice President of the FRBNY. Such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company believes that she will continue to apply her extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Ms. Mosser satisfies the Independence Criteria for Outside Directors established by the Company. She is not considered to be in any situation where the degree of independence required by the Exchanges would be called in doubt, and hence she is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

<Committees>

Composition of each committee and attributes of the committee chairman

	Number of members	Number of full-time members	Number of Inside Directors	Number of Outside Directors	Attributes of the committee chairman
Nomination Committee	3	0	1	2	Outside Director
Compensation Committee	3	0	1	2	Outside Director
Audit Committee	4	1	1	3	Outside Director

<Executive Officers>

Number of Executive Officers	8

Concurrent positions

Name		Concurrently serving as a Director
	Authority to represent company		Member of Nomination Committee	Member of Compensation Committee	Concurrent status as employee
Kentaro Okuda	Yes	Yes	No	No	No
Tomoyuki Teraguchi	Yes	Yes	No	No	No
Toshiyasu Iiyama	No	No	No	No	No
Takumi Kitamura	No	No	No	No	No
Sotaro Kato	No	No	No	No	No
Yosuke Inaida	No	No	No	No	No
Toru Otsuka	No	No	No	No	No
Christopher Willcox	No	No	No	No	No

<Audit Structure>

Whether the Audit Committee is assisted by Directors/employees     Yes

Matters relating to the independence of Directors and employees from Executive Officers

The Company has established the Office of Non-Executive Directors and Audit Committee as an organization to support Audit Committee and Directors’ execution of duties. The Audit Committee or an Audit Committee member elected by the Audit Committee performs personal evaluations of the staff employees working in the Office of Non-Executive Directors and Audit Committee, and grants consent for recruitments, transfers, and discipline of employees serving in the Office of Non-Executive Directors and Audit Committee. Further, non-executive full-time Directors may be appointed as a full-time Member of the Audit Committee or an Audit Mission Director in order to enhance the effectiveness of audit work.

Cooperation between the Audit Committee members, Independent Auditor, and the Internal Audit Division

Further, in order to ensure effective and adequate internal controls, the Group Internal Audit Department which is independent from the business execution functions and other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Nomura Group. To strengthen the independence of the internal audit sections from the business execution functions, implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division require the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee.

In addition, the Audit Committee shall coordinate with Internal Audit Division through the activities such as concerning the modification of the implementation plan, additional audit procedures or improvement plan preparations, and receiving reports from the Senior Managing Director in charge of internal audits or Audit Committee Members, regarding the maintenance, operational status and implementation status of the internal audit structure, as well as the status of the internal audit.

Important matters in regard to internal controls including internal audit activities is deliberated at the Internal Controls Committee, which is chaired by Group CEO and includes a member of the Audit Committee, and the matters discussed at the Internal Controls Committee are also reported to the Board of Directors.

The Company has appointed Ernst & Young ShinNihon LLC as its Accounting Auditor. The Audit Committee has the authority to approve the accounting auditor’s annual audit plan, hear reports and explanations regarding the accounting audit from the accounting auditor at least once each quarter, exchange information from time to time with the accounting auditor, audit the method and result of the accounting auditor’s audits in view of the appropriateness thereof and examine the relevant financial statements, etc. In addition, audit fees to be paid to the accounting auditor are approved by the Audit Committee upon an explanation from the Financial Division. Furthermore, regarding services rendered by the accounting auditor and its affiliates’ to the Company and its subsidiaries and the fees to be paid, the Company has a procedure for deliberation and prior approval by the Audit Committee or prior approval and report to the next scheduled Audit Committee by a member of the Audit Committee designated by the Audit Committee upon the request of the Chief Financial Officer (CFO), pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission.

<Independent Directors>

Number of Independent Directors	8

Matters relating to Independent Directors

The Company has designated all qualifying directors as Independent Directors.

The Company has established Independence Criteria for Outside Directors as follows:

“Independence Criteria for Outside Directors of Nomura Holdings, Inc.”

Outside Directors of Nomura Holdings, Inc. (the “Company”) shall satisfy the requirements set forth below to maintain their independence from the Nomura Group(*1).

1.	The person, currently, or within the last three years, in principle, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*2) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)

A person who is a Major Lender (*3) of the Nomura Group or an executive of a Major Lender of the Nomura Group, or a person who is a person for whom the Nomura Group is a Major Lender or an executive of an organization for whom the Nomura Group is a Major Lender.

(3)

A person who is a Major Business Partner (*4) of the Nomura Group or an executive (including a partner of a professional services firm, etc.) of a Major Business Partner of the Nomura Group, or a person who is a person for whom the Nomura Group is a Major Business Partner or an executive (including a partner of a professional services firm, etc.) of an organization for whom the Nomura Group is a Major Business Partner.

(4)

A person receiving compensation from the Nomura Group of more than 10 million yen (an amount equivalent to US $120,000 in the case of foreign currency) per year, excluding director/officer compensation.

(5)	An executive of an institution receiving more than a Certain Amount of Donation (*5) from the Company.

2.	The person’s spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:	Nomura Group shall mean the Company and the Company’s subsidiaries listed as significant subsidiaries in the Business Report of the Company.
*2:

Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.

*3:

Major Lender shall mean a lender from which the borrower has borrowed an amount equal to or greater than 2% (excluding borrowings that are not material in terms of fungibility, repayment potential, etc.) of the consolidated total assets of the borrower.

*4:

Major Business Partner shall mean a business partner whose transactions with the other party exceed 2% (excluding transactions that are not material, such as those conducted under general conditions) of such business partner’s consolidated gross revenues in the last completed fiscal year.

*5:

Certain Amount of Donation shall mean a donation that exceeds 10 million yen (an amount equivalent to US $120,000 in the case of foreign currency) per year that is greater than 2% of the donee institution’s gross revenues or ordinary income.

—

<Incentives and Remuneration>

Implementation of Initiatives to offer Incentives to Directors and Executive Officers	Introduction of a performance-linked remuneration system, introduction of stock option plans and others

Supplementary Explanation

Pursuant to the “Basic Nomura Group Compensation Policy” and “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” (Please refer to II.1. “Remuneration of Directors and Executive Officers”) set by the Compensation Committee, the compensation of Directors and Executive Officers is composed of base salary, annual bonus and long-term incentive plans, and delivered through fixed and variable components. Depending on the level of payment, a portion of variable compensation may be deferred, and basically are non-cash bonus such as equity-linked compensation (RSU awards, NSU awards).

(1)	Yearly Bonus as Performance-Linked Compensation

Among the compensations for the Directors and the Executive Officers which is composed of the Base Salary, the Yearly Bonus and the Long-term Incentive Plan, the Company sets the Yearly Bonus as the Performance Linked Compensation. In relation to the Yearly Bonus, in principal, half of the amount of the Yearly Bonus of the Directors and Executive Officers is paid in cash and the remainder amount is paid by Nomura’s shares in multiple years - installments as Deferred Compensation the following year after the Fiscal Year onwards.

(2)	Performance Indicator to be used for calculation of the Yearly Bonus

The Nomura Group elects the Return On Equity (hereafter “ROE”), which is set out as the most important performance indicator for the Nomura Group, as the performance indicator to be used for calculation and determination of the Yearly Bonuses for the Directors and Executive Officers. The reason of the election of ROE is to be in line with the management vision and the business strategy of the Nomura Group.

(3)	Calculation method of the Yearly Bonus

<Outline of calculation method>

In calculating the Yearly Bonus for the Directors and the Executive Officers, a different calculation method is applied depending on the position.

<Specific calculation method by position>

•

With respect to the President and the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the Annual Bonus is calculated based on the level of achievement in actual value against the target value regarding ROE. In addition, Total Compensation (hereafter “TC”), including the Base Salary and the Annual Bonus, is determined by considering, as needed, qualitative evaluation etc. by the Compensation Committee.

•

With respect to the Directors and Executive Officers other than the Group CEO, their Annual Bonus and TC are determined based on the ones of the Group CEO, reflecting individual roles and responsibilities, respective jurisdiction’s regulations and compensation level etc. in addition to other qualitative elements.

<Actual value regarding the performance indicator used for the calculation of the Yearly Bonus for FY 2022>

•	Performance Indicator ROE

•	Target value 8.0%

•	Actual value for FY 2022 5.1%

(4)	Yearly Bonus of Director of the audit committee member and Outside Directors

•	With respect to the Director of the audit committee member and Outside Directors are out of scope of the Annual Bonus in order to keep independency from business execution.

(5)	Matters relating to Non-Monetary Compensation (equity-linked compensation)

The Company sets half of the amount of the Yearly Bonus of the Directors and Executive Officers. In principle, equity-linked compensation (Restricted Stock Unit (“RSU”), Notional Stock Unit (“NSU”)) that falls under the Non-Monetary Compensation is used for payment of the amount.

(6)	Outline of current Deferred Compensation Awards.

<RSU awards>

•	Settled in Nomura’s common stock.

•	Graded vesting period is set as three years in principle.

•	It is introduced as the Deferred Compensation since the fiscal year ended March 31, 2018.

In principle, it has been granted in May every year.

<NSU awards>

•	Linked to the price of Nomura’s common stock and cash-settled.

•	Same as RSU awards, graded vesting period is set as three years in principle.

•	Following the introduction of RSU as a principle vehicle in 2,018 NSU awards are less commonly used in Nomura.

Same as RSU awards, in principle, it has been granted in May every year.

As stated above, RSU awards have been introduced as a principle vehicle from the fiscal year ended as of March 31, 2018 and replaced with stock acquisition rights and other awards.

(7)	Effect of payment of deferred compensation as equity-related compensation

By providing deferred compensation as equity-linked compensation, the economic value of the compensation is linked to the stock price of Nomura, and a certain vesting period is set.

•	Alignment of interests with shareholders.

•

Medium-term incentives (*) and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to be increased by a rise in shares during a period of time from grant to vesting.

*

In line with the introduction of RSU, among the equity-linked compensation, as the principal vehicle for Deferred Compensation, in principle, Nomura’s common stock will be paid instead of cash over the three year deferral period from the fiscal year following the fiscal year in which the deferred compensation was granted. Since the number of shares to be paid is determined based on the Nomura’s share price at the time of grant, the increase in Nomura’s share price will increase the economic value of Deferred Compensation at the time of vest. Since the increase in share prices reflects the increase in corporate value, alignment of interest with that of shareholders, in addition to medium-term incentive effects for the Directors and Executive Officers, will be achieved.

•	Promotion of cross-divisional collaboration and cooperation by providing a common goal of increasing corporate value over the medium to long term.

Due to these benefits, the active use of Deferred Compensation is also recommended by regulators in the key jurisdictions in which we operate.

With respect to Deferred Compensation in Nomura, a deferral period is generally three or more years from the following fiscal year or later. This is in line with the “Principles for Sound Compensation Practices” issued by the Financial Stability Board which recommends, among other things, a deferral period of three or more years.

(8)	Clawback prescribed in Deferred Compensation

Any voluntary resignation, material modification of the financial statements, material breach of Nomura’s internal policies and regulations etc.are subject to forfeiture, reduction or clawback (Conclusion of individual contracts including “clawback clause”).

Persons Eligible for Stock Options	Inside Directors, Executive Officers, employees, Directors/employees of subsidiaries

Supplementary Explanation

The Company has two types of SAR plans to maintain incentives for high levels of performance and to recruit talented staff. The exercise price for SAR Plan A is determined based on the market price when issued, and the exercise price of SAR Plan B is 1 yen per share. Following the introduction of RSU awards instead of core deferral awards and all supplemental awards, no new SAR Plan B awards were granted in May 2018 in respect of the fiscal year ended March 31, 2018.

<Remuneration of Directors and Executive Officers>

Disclosure of individual Director Remuneration	Disclosed in part
Disclosure of individual Executive Officer Remuneration	Disclosed in part

Supplementary Explanation

Information concerning compensation for Directors and Executive Officers is disclosed in the Yukashoken-hokokusho (“Annual Report”), Business Report, Form 20-F submitted to the SEC, Explanatory Document on the Status of Operation and Property and other documents – all of these documents can be accessed on the Company’s website. Individual compensation of certain Directors and Executive Officers is disclosed in the Annual Report in accordance with the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

Whether there are any policies for the calculation of remuneration	Yes

Amount of Remuneration or disclosure of the policy for the calculation of remuneration

Compensation Policy

The Company has developed “Basic Nomura Group Compensation Policy”, “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” and “Nomura Group Compensation Policy for Employees” to enable the Nomura Group to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. The Compensation Committee has been setting those policies with discussion for its appropriateness on every fiscal year.

Separately, the Company has established compensation policy for Nomura Group officers and employees, including Senior Managing Directors of the Company and Directors of its subsidiaries but excluding Directors and Executive officers of the Company.

The Company has established “Basic Nomura Group Compensation Policy”, “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” and “Nomura Group Compensation Policy for Employees” as follows:

< “Basic Nomura Group Compensation Policy” >

“Nomura Group has established compensation policy for Nomura Group officers and employees, including directors and executive officers of Nomura Holdings, Inc. (“NHI”). This policy is referred to as the “Basic Policy” and is as follows.

Compensation Governance

As a company with three Board Committees structure, pursuant to Japanese corporate law, NHI has established an independent statutory Compensation Committee. Majority the Committee members are outside directors. The Committee has established both the Basic Policy and a Compensation Policy for Directors and Executive Officers of NHI, on the basis of which it considers and determines the details of individual compensation for Directors and Executive Officers of NHI.

With respect to the relevant policies and total compensation funding for Nomura Group officers and employees other than the Company’s directors and executive officers, certain decisions regarding employment and remuneration matters are delegated to the “Human Resources Committee” (“HRC”) by Executive Management Board of NHI. The HRC is chaired by the Group CEO and at a minimum is composed of the Chief Finance Officer and Chief Risk Management Officer. The HRC considers and determine the above mentioned matters by cooperating with the remuneration committees in each region.

Compensation Policies and Practices

Nomura Group recognizes that its employees are key in contributing to society in line with its mission of “We help to enrich society through our expertise in capital markets”.

Compensation for Nomura Group employees is designed to support achieving sustainable corporate growth, increasing enterprise value over the medium and long-term and maintaining sound and effective risk management, while at the same time positively contributing to the interest of all Nomura shareholders. In addition, in order to ensure that Numara Group attracts, retains, motivates and develops talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, doing so in line with any relevant laws and regulatory expectations.

1) Sustainable corporate growth and increasing enterprise value over the medium and long-term

Compensation for Nomura Group employees aims to realize Nomura Group corporate philosophy, to promote healthy corporate culture and behaviour in line with Nomura Group “Code of Conduct” and to facilitate a greater alignment with the environmental, social and governance (“ESG”) considerations.

Based on the pay-for-performance principle, compensation supports Nomura Group business strategy, objectives and the aim of sustainable growth and increasing enterprise value over the medium and long-term, while at the same time it ensures the maintenance of sound and market-competitive remuneration practices.

2) Sound and effective risk management

Nomura Group maintains a sound and effective risk management with an appropriate risk appetite. The Company adjusts the performance measurement standards and indicators when determining compensation by considering both financial and non-financial risks in each business. The qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration, which may include a reduction resulting from a disciplinary action.

3) Alignment of interests with shareholders

For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-related remuneration linked to shares of NHI with an appropriate deferral period applicable, in order to ensure an alignment with the shareholders’ interests.

In addition, when granting stock-related compensation, in the event of a material revision of Nomura Group financial statements or a material violation of Nomura Group rules and policies, employees’ compensation may be subject to suspension, reduction, forfeiture of rights, or for some employees even re-payment (so-called “clawback”).

Approval and Revision of the Basic Policy

The approval, amendment or repeal of the Basic Policy can be made by the Compensation Committee of NHI.”

< “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” >

“Compensation of Directors and Executive Officers is composed of base salary, annual bonus and long-term incentive plan.

1)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•

A portion of base salary may be paid in equity-linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2)	Annual Bonus

•

Annual bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•	In principle, certain portion of annual bonus payment should be deferred.

•

With respect to the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the annual bonus is calculated based on the level of achievement in actual value(s) against the target value(s) of key performance indicator(s). In addition, qualitative evaluation should be reflected when determining final annual bonus amount.

•

With respect to Directors and other Executive Officers, amount of annual bonus is determined with the annual bonus of Group CEO as standard baseline, taking into consideration the roles and responsibilities, local remuneration regulations and compensation levels in each jurisdiction etc., in addition to the qualitative evaluation of the individual.

•	Audit Committee members and Outside Directors are not bonus-eligible in order to maintain and ensure their independence from business execution.

3)	Mid-term Incentive Plan

•

In principle, certain portion of annual bonus should be deferred and paid in an equity-linked awards with appropriate vesting periods in lieu of cash to ensure that medium-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

•

In specific circumstances, unvested bonus may be required to be forfeited. Any voluntary resignation, material modification of Nomura’s financial statements, material breach of Nomura’s internal policies and regulations, amongst others, may render such forfeiture. Additionally, in certain jurisdictions, clawback provisions may apply to already paid and/or vested bonus.

4)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities, performance etc.

•

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity-linked awards with appropriate vesting periods to ensure that long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.”

< “Nomura Group Compensation Policy for Employees”>

“Based on the “Basic Policy”, Nomura Group has established compensation policy for Nomura Group officers and employees, including senior managing directors of NHI and directors of subsidiaries of NHI but excluding directors and executive officers of NHI. This policy is referred to as the “Employee Policy” and is as follows.

Matters not provided for in the Employee Policy shall be governed by the provisions of the Basic Policy.

Compensation Governance

Supervised by NHI Human Resources Committee (“HRC”), the regional committees governing employee compensation are composed of representatives of Finance, Risk Management, Compliance, Human Resources, and other departments as appropriate. These committees implement Nomura Group global compensation governance rules.

The proposed compensation of Control Function staff (Risk Management, Compliance, Internal Audit) shall not be determined by the front office business and the performance evaluation of such staff shall not be determined solely by the financial performance of the business for which such staff are responsible.

Compensation Policies and Practices

Nomura Group recognizes that its employees are key in contributing to society in line with its mission of “We help to enrich society through our expertise in capital markets”.

Compensation for Nomura Group employees is designed to support achieving sustainable corporate growth, increasing enterprise value over the medium and long-term and maintaining sound and effective risk management, while at the same time positively contributing to the interest of all NHI shareholders. In addition, in order to ensure that Nomura Group attracts, retains, motivates and develops talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, doing so in line with any relevant laws and regulatory expectations.

1) Sustainable corporate growth and increasing enterprise value over the medium and long-term

Compensation for Nomura Group employees aims to realize Nomura Group corporate philosophy which underpins its Mission of Contributing to Society and its Vision of being a Trusted Partner, being based on the Values of Entrepreneurial Leadership, Teamwork and Integrity, to promote healthy, diverse corporate culture and the right behaviour in line with Nomura Group “Code of Conduct” and to facilitate a greater alignment with the environmental, social and governance (“ESG”) considerations.

Based on the pay-for-performance principle, compensation supports Nomura Group business strategy, objectives and the aim of sustainable growth and increasing enterprise value over the medium and long-term, while at the same time it ensures the maintenance of sound and market-competitive remuneration practices.

Compensation at Nomura reflects and aligns with the performance of Nomura Group as a whole, its divisions, as well as individual employees, taking into account both the business strategy and market considerations.

2) Sound and effective risk management

Nomura Group maintains a sound and effective risk management with an appropriate risk appetite. It adjusts the performance measurement standards and indicators when determining compensation by considering both financial and non-financial risks in each business, taking a holistic approach. The qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration, which may include a reduction resulting from a disciplinary action. Risk Management, Compliance and Finance divisions provide key inputs into the overall risk and performance assessment to ensure appropriate consideration of these factors.

The compensation package offered to Nomura Group employees comprises two key elements:

•	Fixed compensation – reflects the role, responsibilities and experience of the employee; and

•

Variable compensation – intends to incentivise performance, promote the right behaviours, drive employee growth and development. For higher paid employees, a portion of the variable compensation may be deferred, balancing short-term with medium and long-term interests of Nomura Group.

Nomura Group seeks to balance the components of compensation between fixed and variable according to the employee’ role and seniority. In principle, the percentage of deferral increases as an employee’s compensation increases. Guaranteed compensation is allowed only in limited circumstances such as new hire or, where allowed, strategic business needs. Multi-year guarantees are typically prohibited.

3) Alignment of interests with shareholders

Deferred variable compensation is intended to align the interests of employees and NHI shareholders, and to encourage a long-term, sustainable approach to the management of the Company by senior management and more highly paid employees. For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-related remuneration linked to shares of NHI with an appropriate deferral period applicable, in order to ensure an alignment with the shareholders’ interests.

In addition, when granting stock-related compensation, in the event of a material revision of Nomura Group financial statements or a material violation of Nomura Group rules and policies, employees’ compensation may be subject to suspension, reduction, forfeiture of rights, or for some employees located in specific jurisdictions/regions even re-payment (so-called “clawback”).

Approval and Revision of the Employee Policy

The approval, amendment or repeal of the Employee Policy can be made by the HRC.”

<The reasons why the Compensation Committee confirmed that the compensations in relation to FY 2022, to be paid for the Directors and Executive Officers is in line with the compensation policies.>

The following table presents a summary of the meetings held by the Compensation Committee during FY 2022.

Date	Summary of the discussion and the resolution	Attendance records of the member
April 15, 2021	Discussion: Annual bonus for the year ended Mar 31, 2021	All members attended

April 27, 2021	Resolution: Annual bonus for the year ended Mar 31, 2021	(Same as above)

May 14, 2021

Resolution: Transformation of the determination process of the Directors and Executive Officers compensation (bonus)

Discussion: Updating disclosure material to meet a revised Japan Corporate Law requirement

Discussion: Revision of the “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”

(Same as above)

June 20, 2021	Resolution: Reduction in base salary for certain Executive Officers	(Same as above)

July 1, 2021

Resolution: The appointment of the Director with the right to convoke the Board of Directors meetings and the Director who reports the executions of the Committee’s duties to the Board of Directors meetings

Resolution: The compensation policies

Resolution: Individual base salary of the Directors and Executive Officers

Discussion: Transformation of the determination process of the Directors and Executive Officers compensation (bonus)

(Same as above)

August 30, 2021	Resolution: Granting RSUs to the Directors and Executive Officers	(Same as above)

September 24, 2021

Resolution: Individual base salary of the Directors in and after November 2021

Discussion: Revision of the “Basic Nomura Group Compensation Policy”

Resolution: Revision of the “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”

Discussion: Establishment of the “Nomura Group Compensation Policy for Employees”

(Same as above)

December 6, 2021	Resolution: Revision of the “Basic Nomura Group Compensation Policy”	(Same as above)

March 24, 2022	Resolution: Individual base salary of the Directors and Executive Officers in and after April 2022	(Same as above)

Through discussion and resolution of the above topics, our Compensation Committee confirmed that compensation for the Directors and Executive Officers in respect of FY 2022 are appropriate and consistent with “Basic Nomura Group Compensation Policy” and “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”. Further, Outlines of the above meetings have been reported to the Board of Directors.

<Support System for Outside Directors>

The Company has established the Office of Non-Executive Directors and Audit Committee as an organization to support the Audit Committee and Directors’ execution of duties. The Office of Non-Executive Directors and Audit Committee serve as a secretariat of the Audit Committee and support Directors to perform their duties, such as by periodic provision of information on the management to Outside Directors.

Not only briefings prior to meetings of the Board of Directors, the necessary explanations on important matters of the Company including business, business plan, financial status, and governance structures such as the internal controls systems, etc., are continuously provided to the Outside Directors.

In addition, the Outside Directors may, as necessary, request an explanation or report and/or request materials from Executive Officers and employees, and consult legal, accounting, or other outside experts at the Company’s expense.

<Status of persons who have retired from a position such as Representative Director and President>

Name, etc., of Nominating Counselors, Advisors, etc., who have formerly served as Representative Director and President, etc., of the Company

Name	Title/ Positon	Duties	Work Form/Conditions (Full-time/Part-time, Compensation etc.)	Date of Retirement as President etc.	Term
Nobuyuki Koga	Honorary Advisor	(i) Engagement in social contribution activities such as holding office as an executive at industrial or public associations that are approved by the Company, and (ii) utilization of knowledge through holding office as outside executives in other companies that are approved by the Company.	Part-time Paid	2020.6.23	1 year (The maximum entrustment period will last until March 31, 2025.)

Total number of Nominating Counselors, Advisors, etc., who have formerly served as Representative Director and President, etc., of the Company: 1

Other Matters

The Company has established its Advisor Regulations by a resolution adopted by the Executive Management Board, and its content has also been reported to the Board of Directors. A summary of the Advisor Regulations is set forth below.

•	Advisors shall never be involved in the business execution of and/or supervision within the Company.

•

The duties of Advisors are (i) engagement in social contribution activities such as holding office as an executive at industrial or public associations that are approved by the Company, and (ii) utilization of knowledge through holding office as outside executives in other companies that are approved by the Company.

The treatments of advisors, including their compensation, shall be decided by consultation amongst the representative executive officers.

•	2. Matters Concerning Respective Decision-Making Functions for the Execution of Business, Audits, Supervision, Nominations, and Remuneration (Current Corporate Governance System)

Business Execution Process

As a Company with Three Board Committees, the Board of Directors has, to the extent permitted by laws and regulations, delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions adopted by the Board of Directors, the most important matters of business must be decided upon deliberation by specific management bodies within the Company including the Executive Management Board, the Group Risk Management Committee, the Group Conduct Committee, the Sustainability Committee and the Internal Controls Committee. The Executive Management Board, etc. are required to report to the Board of Directors on the status of their deliberations at least once every three months. The roles and each management body are below.

1.	Executive Management Board

This Board is chaired by the Representative Executive Officer President, and the Group CEO Kentaro Okuda and also consists of the Executive Officers and other persons designated by the Representative Executive Officer, President, and the Group CEO. The Executive Management Board deliberates and determines management strategies, business plans, budgets, allocation of management resources, and other important matters related to the management of the Nomura Group.

2.	Group Risk Management Committee

This committee is chaired by the Representative Executive Officer, President, and the Group CEO Kentaro Okuda and also consists of one representative executive officer other than the Representative Executive Officer, President, and the Group CEO appointed by the Chairman, Chief Compliance Officer (CCO), the Chief Risk Officer (CRO), Chief Financial Officer (CFO), Divisional Heads (responsible for execution of business in each division) and other persons designated by the Chairman. The Executive Management Board has delegated authority to the Group Risk Management Committee to deliberate and determine important matters concerning enterprise risk management of the Nomura Group.

3.	Group Conduct Committee

This committee is chaired by the Representative Executive Officer, Deputy President Tomoyuki Teraguchi, and also consists of Chief Compliance Officer (CCO), the Chief Strategy Officer (CSO), and Senior Managing Directors of each division. The Group Conduct Committee discusses the embeddedness of the Nomura Group Code of Conduct and management of compliance and conduct risk within Nomura Group.

4.	Sustainability Committee

This committee is chaired by the Representative Executive Officer, President, and Group CEO Kentaro Okuda, and also consists of other persons designated by the Representative Executive Officer, President, and Group CEO that are the same as the persons who make up the Executive Management Board. The Sustainability Committee deliberates and determines matters such as the strategy in relation to promoting sustainability in the Nomura Group.

5.	Internal Controls Committee

This committee is chaired by the Representative Executive Officer, President, and the Group CEO Kentaro Okuda, any person (s) designated by the Representative Executive Officer, President, and the Group CEO, an Audit Committee member elected by the Audit Committee, and a Director elected by the Board of Directors. The Internal Controls Committee deliberates on important matters concerning areas such as internal controls, audit activities and risk management in relation to the Nomura Group’s business.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, who focus on individual business and operations.

The Board of Directors and Committees

At the Company, which is a Company with Three Board Committees where management oversight and business execution functions are institutionally separated, in addition to the Board of Directors and the Nomination/Audit/Compensation committees, which are the three statutory committees, both the “Board Risk Committee,” which is a committee that has the purpose of deepening the oversight of risk management by the Board of Directors and the “Outside Directors Meeting” for having Outside Directors periodically engage in discussions regarding matters concerning the Company’s business and corporate governance, have been established.

The main role of the Company’s Board of Directors is management oversight and the purpose of the Board of Directors of the Company is to strive for the Company’s sustainable growth and maximization of corporate value over the mid to long-term. The Board of Directors, in addition to ensuring the fairness and transparency of the management, determines the “Fundamental Management Policy,” and appointments of Executive Officers that manage the Company such as the Group CEO and important business execution decisions are made based on such policy.

The Board of Directors of the Company, to enable active discussion from diversified perspectives, consists of members with diversity, such as in gender, internationality, and professional background, and with expertise in areas such as corporate management, international business, the financial industry, accounting/finance, legal systems/regulation, internal controls including risk management, digital (IT) such as blockchain technology, and sustainability. Further, for the appropriate exercise of the Board of Directors’ management oversight function, there is a general rule that the majority of the Board of Directors must be Outside Directors.

Eight out of the current twelve Directors of the Company’s Board of Directors are Outside Directors, and out of the eight Outside Directors, there is a diverse composition of four non-Japanese Directors and three female Directors. In particular, as a result of the expansion of the U.S. business, Directors with an extensive understanding of the U.S. financial industry, macro economy, and regulatory environment have been appointed. Further, in consideration of factors including the geographical distribution of Directors, in addition to the appointment of a Director well-versed in finance from Asia, in view of the importance of the managerial knowledge of Japanese companies that engage in global business development, a Director who is a domestic executive has been appointed.

The Board of Directors is chaired by a Director who is not concurrently serving as an Executive Officer, allowing the Board of Directors to concentrate on overseeing the business conducted by the Executive Officers. Further, with respect to each of the Nomination/Audit/Compensation/Board Risk committees, by having Outside Directors serve as the chair, independence from the management has been made even clearer.

A summary of the Board of Directors and each Committee is as set out below.

1. Board of Directors

Aiming for transparent management under oversight with an emphasis on external perspective, the Company’s Board of Directors is comprised of twelve members: Koji Nagai, Kentaro Okuda, Tomoyuki Teraguchi, Shoji Ogawa, Kazuhiko Ishimura, Takahisa Takahara, Noriaki Shimazaki, Mari Sono, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo and Patricia Mosser (including 8 Outside Directors). The Outside Directors, by applying their extensive experience and comprehensive knowledge, and through their activities at the Board of Directors and each of the Nomination, Audit, Compensation and Board Risk Committees, monitor management decisions on significant issues and business execution.

At meetings of the Board of Directors, activities such as the adoption of resolutions concerning matters such as financial results and budgets, reporting of the business environment and business execution of each division, and discussions regarding management strategies are carried out. Concerning information such as details about the number of times a meeting of the Board of Directors was held, the number of times that each director attended and summaries of discussions, please refer to the Company’s website or the section entitled “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/company/cg/committee.html

https://www.nomuraholdings.com/investor/shm/

2. Nomination Committee

This Committee is a statutory organ which determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders. The three members of the Committee are elected by the Board of Directors. As for the Committee’s decisions, fixed nomination standards such as character/knowledge, corporate management experience, and expertise are established, and they are carried out based on such standards. In addition, the Committee establishes Independence Criteria for Outside Directors to maintain their independence from Nomura Group. The current members of this Committee are: Outside Directors Kazuhiko Ishimura, Takahisa Takahara and Koji Nagai, a Director not concurrently serving as an Executive Officer. This Committee is chaired by Kazuhiko Ishimura.

In addition, the Nomination Committee supervises discussions of a nature sought by the Group CEO based on factors such as the management environment and the succession plan which includes matters such as the business execution structure incorporating the point of view of successor development. Concerning information such as the number of times a meeting of the Committee was held and the status of attendance of each member, please refer to the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/shm/

3. Audit Committee

This Committee is a statutory organ which (i) audits the execution by the Directors and Executive Officers of their duties and the preparation of audit reports and (ii) determines the details of proposals concerning the election, dismissal, and non-reappointment of the accounting auditors to be submitted to general meetings of shareholders. The four members of the Committee are elected by the Board of Directors. The current members of the Committee are: Outside Directors Noriaki Shimazaki Mari Sono and Victor Chu, and Shoji Ogawa, a Director not concurrently serving as an Executive Officer and a full-time member of the Audit Committee. This Committee is chaired by Noriaki Shimazaki. All members satisfy requirements for independent directors as defined in the Sarbanes-Oxley Act of 2002, and Noriaki Shimazaki is a Financial Expert under this Act and has comprehensive knowledge in the areas of finance and accounting. Concerning information such as the status of Audit Committee audits, please refer to the section entitled “4. Status of Corporate Governance and Other (3) Status of audit” in the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act.

https://www.nomuraholdings.com/investor/library/sec/#sec02

4. Compensation Committee

This Committee is a statutory organ which determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The Committee also determines the details of each Director and Executive Officer’s actual compensation. The three members of the Committee are elected by the Board of Directors. The current members of this Committee are: Outside Directors Kazuhiko Ishimura, Takahisa Takahara and Koji Nagai, a Director not concurrently serving as an Executive Officer. This Committee is chaired by Kazuhiko Ishimura.

At meetings of the Compensation Committee, policies such as the policy for the compensation of directors and executive officers are formulated, and the content of matters such as the referenced compensation are decided. Concerning information such as the number of times a meeting of the Compensation Committee was held and the Committee’s activities, please refer to the Form 6-K English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2021, “4. Status of Corporate Governance and Other (4) Compensation of Statutory Officers 3 Compensation for Directors and Executive Officers”. Concerning the attendance status of each member, please refer to the “Reference Materials for the General Meeting of Shareholders” in the Notice of Convocation of the Annual General Meeting of Shareholders.

https://www.nomuraholdings.com/investor/library/sec/#sec02

https://www.nomuraholdings.com/investor/shm/

5.	Board Risk Committee

This Committee is a non-statutory organ of which purpose is to assist the Board of Directors in supervising Nomura Group’s risk management and to contribute to sophistication of the risk management. The six members of the Committee are elected by the Board of Directors. The current members of this Committee are: Outside Directors Laura Simone Unger, Noriaki Shimazaki, Victor Chu, J. Christopher Giancarlo and Patricia Mosser, and Shoji Ogawa, a Director not concurrently serving as an Executive Officer. This Committee is chaired by Laura Simone Unger.

At meetings of the Board Risk Committee, to further strengthen the risk management of Nomura Group, consent to the Risk Appetite Statement and the main design of the risk management framework, analysis of risk environment/verification results and future projections, supervision of overall execution of risk management and medium- to long-term risk strategies are mainly deliberated. The status of execution of the function in the Board Risk Committee is reported to the Board of Directors.

•	3. Reasons for Adopting the Current Corporate Governance System

The Company with Three Board Committees structure establishes the Nomination, Audit and Compensation Committees, and the majority of the members of each committee are Outside Directors. It enhances management oversight and increases transparency by separating management oversight and business execution functions. In addition, it expedites the decision-making process by broadly delegating authority for the execution of business functions from the Board of Directors to the Executive Officers. The Company believes that the Company with Three Board Committees structure is the most compatible with the corporate governance standards which form a part of the New York Stock Exchange (NYSE) (which the company is listed on) Listed Company Manual. The Company determined that the Company with Three Board Committees structure is the most suitable form of corporate governance at this point in time for the reasons above.

III Implementation of Measures for Shareholders and Other Interested Parties

•	1. Efforts for Active Meetings of Shareholders and Smooth Exercise of Voting Rights

Supplementary Explanation
a. Early notification for general meetings of shareholders

The Company aims to send a Notice of Convocation at least 3 weeks prior to the day of the general meeting of shareholders in order to allow sufficient time for our shareholders to consider proposed resolutions.

Aiming to further enhance convenience, the Company will post the Notice of Convocation on its website prior to the day of mailing the Notice of Convocation.

b. Scheduling general meetings of shareholders to avoid peak days	The Company believes that for our shareholders to understand our management and our management personnel, the general meeting of shareholders is one of the important ways of communicating between our shareholders and our management. Accordingly, the Company endeavors to schedule general meetings of shareholders so that many of our shareholders will be able to attend and participate in active discussions.

c. Exercise of voting rights by electronic means	Shareholders may exercise their voting rights electronically by accessing the website specified by the Company (https://evote.tr.mufg.jp/) using a computer or smartphone.

d. Participation in electronic voting platform and other efforts to improve environment for exercising voting rights by institutional investors	Custodian trust banks and other shareholders who are nominal owners may use the electronic voting platform for institutional investors operated by ICJ Inc., a joint venture company established by the Tokyo Stock Exchange, Inc. and others.

e. Providing notices of convocation in English	The Company strives to enhance convenience for shareholders, such as by preparing notices of convocation and its business reports in English and by posting such documents on the Company’s website simultaneously with the Japanese documents.

f. Others

The Company utilizes video and slides to present our business reports at general meetings of the shareholders so that it may be easily understood visually.

For policies about ensuring shareholder rights, please refer to Article 21 “Ensuring Shareholder Rights” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

Further, regarding the 118th Annual General Meeting of Shareholders, we received questions from shareholders in advance, and provided video streaming service after the meeting.

•	2. Investor Relations (IR) Activities

	Supplementary Explanation	Presentation by the Representative
a. Establishing and announcing disclosure policy

The Nomura Group, from a fair disclosure perspective, prohibits the preferential disclosure of material and nonpublic information, and endeavors to disclose information externally in a timely and fair manner. Based on these principles, the Nomura Group has established the “Nomura Group’s Statement of Global Corporate Policy Regarding Public Disclosure of Information,” and provides investors with opportunities to fairly access information about the Nomura Group. Pursuant to the said policy, the Company has established the Disclosure Committee to deliberate and determine material matters related to disclosure of its information, including the operating rules for disclosure of material information regarding the Nomura Group and preparing legal disclosure materials. The said policy is available on our website.

Further, for policies regarding information disclosure, please refer to Article 20 “Information Disclosures” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

b. Regular briefings for individual investors	The Company holds regular briefings for individual investors. In addition, we hold regular briefings on financial results for institutional investors by way of conference calls, and live broadcasts are made available on the Company’s website for individual investors. Further, disclosure materials including our business reports, annual reports and presentation materials used at those briefings for institutional investors are also available on our website.	Yes

c. Regular briefings for analysts and institutional investors	The Company holds regular semi-annual briefings for analysts and institutional investors on our management policy and business strategy in Japan. The Company also holds regular conference calls, after announcing the financial results for each quarter. Further, the management and staff of the Investor Relations Department engage with analyst and institutional investors individually.	Yes

d. Regular briefings for overseas investors	The above briefing on our management policy and business strategy and regular conference calls after announcing the financial results for each quarter are held with simultaneous translations so that overseas investors are able to participate. The webcasts and archives of the above presentations and various IR materials in English are available on our website simultaneously with Japanese. Furthermore, the management and staff of the Investor Relations Department engage with institutional investors individually.	Yes

e. Disclosing IR materials on the company website	Materials regarding financial information, integrated reports (Nomura Report), and presentation materials used at various briefings are disclosed on our website (https://www.nomuraholdings.com/investor/)

f. Department (person responsible) for IR	Department: Investor Relations Department

g. Others

In order to provide continuous IR services to our investors in Japan and abroad, the Company established the Investor Relations Department in 1998 that is responsible for IR services.

Further, for policies regarding dialogue with shareholders, please refer to Article 22 “Dialogue with Shareholders” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

•	3. Measures to Ensure Due Respect for the Stakeholders’ Standpoint

Supplementary Explanation
a. Establishing internal regulations to ensure due respect for the stakeholders’ standpoint

In December 2019, the Company established the “Nomura Group Code of Conduct” (the “Code”) applicable to all of the Nomura Group’s Officers and employees globally. The Code is based on the principles of the Company’s founder and sets forth matters related to corporate governance and corporate social responsibility that each Officer and employee of the Nomura Group should comply with, and training are conducted to achieve comprehensive awareness from now on. The Company annually obtains written oaths from Officers and employees to comply with the Code. The Code is also available on our website.

Further, for policies related to stakeholders, please refer to Article 23 “Nomura Group Corporate Philosophy and the Code of Conduct of Nomura Group”.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

b. Environmental conservation initiatives and CSR activities

At Nomura Group, by establishing the Sustainability Committee chaired by the Group CEO and establishing the following five subcommittees under the Sustainability Committee: the “Wholesale Sustainability Forum” to plan business opportunities and strategies for sustainable finance, the “Climate Risk and ESG Working Group” to analyze scenarios of climate change risks and conduct stress testing, the “Environmental Activities Working Group” to promote Nomura Group’s efforts to reduce environmental impact, and the “TCFD Working Group” for the Task Force on Climate-related Financial Disclosures (TCFD), and the “Diversity, Equity & Inclusion Working Group” to promote Nomura Group’s efforts for Diversity, Equity & Inclusion; a structure has been set up in which prompt decision-making concerning all sorts of initiatives regarding sustainability is possible. The Sustainability Committee is further supported by a Sustainability Council, which has senior leaders including the Division Heads, overseeing the group sustainability initiatives

Furthermore, a department in charge of Sustainability has been established, and global efforts are being made to promote communication with various stakeholders through initiatives such as the establishment of Nomura Group Sustainability Statement and planning and spreading throughout the Group of action plans that have taken the environment and sociality into consideration.

Concerning environmental issues, the “Environmental Principles” and “Environmental Policy” have been established and Environmental Activities Working Group has responsibility for reducing environmental impact for Nomura Group. To support the transition towards a decarbonized economy, the Company sets a target and aims to achieve net zero greenhouse gas (GHG) emissions for its own operations by 2030 and for the investment and loan portfolio by 2050. The Company will support the sustainability efforts of our clients through our financial services, which help resolve social issues. The Company supports the Task Force on Climate-related Financial Disclosures (TCFD) and we are committed to consistent and effective disclosures aligned with the TCFD recommendations.

Moreover, the “Nomura Group Materiality,” which are priority issues for Nomura Group, has been specified, and along with contributing, beginning with SDGs, to resolving environmental/social problems,, initiatives that will lead to the Nomura Group’s sustainable development are being advanced.

For details regarding such initiatives towards sustainability, please refer to the Company’s website:

https://www.nomuraholdings.com/sustainability/

Further, for the policy regarding sustainability, please refer to Article 24 “Initiatives Towards Sustainability” of the Guidelines.

https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf

c. Development of policies in relation to information disclosure to stakeholders	The Company, for the purpose of fair and timely/appropriate information disclosure to external parties and to secure trust from stakeholders such as clients, shareholders, and investors, the “Nomura Group’s Statement Of Global Corporate Policy Regarding Public Disclosure Of Information” has been established. In addition, The Company endeavors to enhance disclosure contents, including legal disclosure materials and the English translation, on our website.

d. Others

<Status of the Appointment of Female Directors and Officers>

Nomura Group, beginning with 12 female officers (Directors, Officers, or Senior Managing Directors) at the Company, Nomura Securities Co., Ltd. and Nomura Asset Management Co., Ltd., actively promotes the employment of women.

<Diversity, Equity & Inclusion>

At the Company, “Diversity, Equity and Inclusion,” which involves mutual respect for employee diversity and cooperation, is promoted. The committee and working group are established to discuss group-wide diversity, equity and inclusion issues from business strategy perspective. The Sustainability Committee is chaired by the Group CEO, consisting of members of the executive management board, and deliberation contents are reported to the board of senior managing directors as needed.

DEI Working Group discuss more specific matters at the working level. The members of the Working Group consist of Executive Officers/Senior Managing Directors and heads of group companies and global regions. They work together, exchange opinions with the Nomura Securities Employee Union, and discuss specific measures to promote Diversity, Equity & Inclusion environment across group companies through close communication. Also the Sustainability Development Department is responsible for promoting the working environment for our diverse employees, including female employees, employees who are balancing their work with childcare, nursing care, and illness, foreign nationals, mid-career employees, and LGBTQ+ people.

Furthermore, the Company offers flexible working styles that enable employees to continue working with peace of mind over the long term. In addition to promoting the full acquisition of summer vacation and refresh vacation for five business days each year, the Company implemented a half day and an hourly vacation program and endeavored to provide various childbirth, childcare and nursing care programs. In fact, all of the benefits provided by the Company are above the legally requirement minimum. The Company also introduced leave of absence for fertility treatment. These include leave for giving birth to children and aftercare, leave time for rearing children, time off when a dependent gives birth to children, time off for childrearing, time for nursing sick children, supplements for child day care center expenses, and time off as well as leaves for nursing family members back to health.

The Company actively promotes initiatives to support the success of women. From the program perspective to further maintain an environment in which it is easy to raise children, and to allow for the simultaneous raising of children and employment, the Company has broadened childbirth leave for spouses and partners so that such leave can be taken for childrearing purposes, and further, the Company endeavors to make available and develop various benefits programs, such as, for the purpose of preventing employees from leaving their jobs due to life events, relocation programs for general career type B employees and spouse relocation leave programs for when a spouse relocates overseas.

For details of each initiative and data regarding the ratio of women in managerial positions and information regarding the actual use of various programs supporting childcare and nursing care, etc., please see the Company’s website:

https://www.nomuraholdings.com/sustainability/employee/di.html

https://www.nomuraholdings.com/sustainability/data/

In addition to the above initiatives, the Company has been promoting employee’s awareness of diversity through three employee networks that are operated independently by employees, and conducted activities aimed at personal own growth.

The diversity, equity and inclusion networks within the Company consist of the following 3 networks: (1) Women in Nomura (WIN) in which women’s careers are considered; (2) Life & Families (L&F) in which health/child-rearing/nursing care are considered; and (3) Allies in Nomura Network (ALLIES) in which the diverse values such as multi-cultural, disability and sexual minorities as well as their allies, etc., are considered. These networks are managed at each Nomura Group location, and by cooperating globally, activities toward creating an employment environment in which diverse employees can actively participate are promoted. Further, in relation to trainings for employees, by introducing diversity/management training in all management training, change in the thinking of middle management has been promoted and efforts have been made to bring about a corporate culture in which diverse personnel can actively participate.

<Health and Productivity Management>

The Company has always emphasized the health of employees since its founding, as the founder of Nomura Group, Tokushichi Nomura, stated in his autobiography, “Tsuta-katsura”, that “Our health is our greatest asset”. In keeping with this spirit, the Company adopted the NOMURA Health & Productivity Declaration in July 2016 as part of the Group’s efforts led by the Group Chief Health Officer (CHO) to maintain and improve the health of employees. Starting in FY2020/21, in order to work toward our Group’s management vision of “Achieve sustainable growth by helping resolve social issues,” we are communicating to all Group employees our goal that “All people who work at Nomura will not simply be healthy, but also physically, mentally and socially sound (overall well-being).”

The Company promotes the Health and Productivity Management under the framework which is leaded by Toshiyasu Iiyama, Executive Officer/Chief Health Officer (CHO), and together with the Deputy CHO, Health Insurance Association, corporate doctors, public health nurses and the group companies. The Health Management Promotion Committee, which meets on a regular basis, identifies employee health issues, formulates and implements measures, and verifies the results of these measures throughout the organization, thereby actively promoting employee health and strengthening the occupational health and safety system.

The Company takes proactive initiatives including the following actions to promote the health of employees.

In order for employees to detect and treat illnesses at an early stage, the Company and the Health Insurance Association fully subsidize the costs of health checkups for employees in their 20s and comprehensive medical exams for employees age 30 and above, and the costs of cervical cancer screenings for women age 20 and above and breast cancer screenings for women age 30 and above. The Company also allows employees to take paid leave (“comprehensive medical exam leave” and “follow up exam leave”) for the time they spend going to receive these exams.

As regards the Smoking Cessation Measures, the Company prohibited smoking in working hours and abolished the equipment of smoking rooms in FY 2022 to prevent unwanted passive smoking and to maintain comfortable working environment. In addition, the Company fully subsidizes the cost of treatment and support for employees who try to stop smoking, and grants the incentive points to employees who have succeeded in quitting smoking.

Nomura Securities organizes an online walk event NOMURA Challenge Walk every year where departments compete for an average number of steps. Departments’ efforts are posted on the cloud-based health management DX platform “WellGo”, where other employees can “Like” or comment on the person’s action, thereby expressing support and boosting employees’ health awareness while keeping social distancing due to Covid-19. Nomura Securities also donates money corresponding to the average number of steps taken by employees to contribute to the society.

As a measure to promote the health of women, who make up about half of the Company’s employees, “Women’s Health Training” is being conducted for all employees, including both men and women. A discussion video between the CHO and Dr. Miho Takao, Obstetrician and Gynecologist, on “Significance of Corporate Efforts for Women’s Health” and explanatory videos by theme (“Health of Men and Women Edition,” “Menstrual Problems Edition,” “Menopause Edition,” “Diseases that are Common Among Women Edition,” and “Management Edition”) by Dr. Takao were distributed. At the same time as improving women’s own literacy in relation to health issues unique to women and their ability to deal with such health issues, by changing the awareness in the workplace and the awareness of persons holding managerial positions, an environment where both men and women can work actively is being developed and maintained.

Furthermore, the Company are supporting the cloud-based health management DX platform “WellGo” provided by WellGo Co., Ltd. “WellGo” was created through a business contest held by Nomura Holdings and Nomura Research Institute.

WellGo offers the health management DX platform which covers Health and Productivity Management, industrial health, health service by health insurance associations and health support for employees for major companies driving the Japanese economy. Thus WellGo supports the clients to establish a sustainable mechanism of human capital.

IV Matters Concerning the Internal Controls System

•	1. Fundamental Policy of Internal Controls System and the Status of its Establishment and Maintenance

The Nomura Group endeavors to ensure proper corporate behavior throughout the group by strengthening and expanding the internal controls system with the objectives of securing transparency and efficiency in management, maintaining compliance with laws and regulations, conducting proper risk management, ensuring reliability of business and financial reporting, and promoting timely and appropriate information disclosure. The Board of Directors has adopted a resolution approving the following “Structures for Ensuring Appropriate Operation of Nomura Holdings, Inc.” with respect to the Company’s internal controls system:

<Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.>

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Nomura Group Code of Conduct, a code of conduct that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

I.	Matters Concerning the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)

The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)

The Company shall put in place the Office of Non-Executive Directors and Audit Committee to support the duties of the Audit Committee and the Directors. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of Non-Executive Directors and Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of Non-Executive Directors and Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

2.	Audit System within the Nomura Group

(1)

The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit and Supervisory Committees, etc., of its subsidiaries.

(2)

The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit and Supervisory Committee, etc., of its subsidiaries.

3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)

The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)

A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

4.	Internal Audit Structure

(1)

Executive Officers shall install an officer and a department in charge of internal audit, and through internal audit activities, shall maintain a structure that ensures the effectiveness and adequacy of internal controls across the entire business of the Nomura Group.

(2)

The Company shall obtain the approval of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and the formulation of the budget relating to internal audit, and shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding the election and dismissal of the Head of the Internal Audit Division.

(3)

The Audit Committee shall coordinate with the Internal Audit Division by hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

II.	Matters Concerning the Executive Officers

1.	Compliance and Conduct Risk Management Structure

(1)	Thorough compliance with the Nomura Group Code of Conduct

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Conduct. At the same time, Executive Officers shall ensure that the Nomura Group Code of Conduct is permeated amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance and Conduct Risk Management Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance and conduct risk management structure through, among other means, the maintenance of compliance and conduct risk management-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)

Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Maintenance of Structures concerning Financial Crimes, etc.

The Nomura Group shall implement money laundering and terrorist financing countermeasures, shall prevent bribery, and shall not carry out any transaction with anti-social forces or groups and transactions with those subject to economic sanctions which are prohibited by laws, etc. Executive Officers shall maintain structures that are necessary for this purpose.

2.	Risk Management Structure

(1)

Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, liquidity risk, and operational risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)

Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)

Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Risk Management Committee. The Group Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)

Executive Officers shall report important matters concerning risk management to the Board Risk Committee regularly and in a timely manner and obtain consent of the Board Risk Committee on certain matters.

(5)

Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

3.	Reporting Structure in Relation to Execution of Duties

(1)

Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance and conduct risk management structure;

(c)	Risk management status;

(d)

The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)

In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)

In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to an audit committee member or audit mission director. Moreover, in the event that the person who becomes aware of such a matter is an executive officer or senior managing director, a report must be made simultaneously to the Executive Management Board or the Nomura Group Conduct Committee. The Executive Management Board or the Nomura Group Conduct Committee will deliberate concerning such matter, and in the event that it is admitted as necessary, based on such results, appropriate measures will be taken.

(a)	Any material violation of law or regulation or other important matter concerning compliance and conduct.

(b)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(c)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5)

In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to an audit committee member or audit mission director.

(6)	To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)

Executive Officers shall determine the Nomura Group’s management strategy and business execution, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)

Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)

Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)

The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division to ensure the effective management of the Nomura Group.

5.	Structure for Retention and Maintenance of Information

(1)

Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)

Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

6.	Internal Controls Committee

The Company shall, for the purpose of facilitating the healthy and efficient management of business activities, install the Internal Controls Committee, whose members shall consist of a representative of the executives, a member of the Audit Committee designated by the Audit Committee and a director designated by the Board of Directors, to deliberate on important matters in regard to areas such as internal controls, audit activities and risk management relating to the Nomura Group’s business.

III.	The Nomura Group’s Internal Controls System

(1)

Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

•	2. Matters Concerning Establishment of the System for Eliminating Anti-social Forces

At the Nomura Group, on the basis of the “Regulations on The Severance of Ties With Anti-Social Forces” and the ”Nomura Group Anti-Money Laundering and Combating the Financing of Terrorism Policy,” our fundamental policy is to eradicate all ties with criminal groups and individuals such as anti-social forces, including criminal syndicates and terrorists.

In accordance with this policy, the Company has established a control department to promote an organized response, which strictly monitors, gathers and maintains information concerning anti-social forces. While working with legal counsel or police, etc., we continue to make efforts to eliminate anti-social forces and to take measures to ensure appropriate corporate behavior.

Moreover, by including the severance of relationships with criminal groups and individuals such as anti-social forces and terrorists in the Nomura Group Code of Conduct, which sets forth guidelines that all directors, officers, and employees must comply with, we are committed to working with a high level of compliance awareness.

The Company’s significant subsidiaries have taken a variety of initiatives such as adopting internal policies for the prevention of giving unlawful benefits, appointing managers responsible for preventing inappropriate demands from outside forces, and establishing internal manuals for employees on how to respond to anti-social forces. In order to eradicate ties with anti-social forces as a group, the Company is also taking initiatives such as conducting employee training and meetings to increase and spread employee awareness on this issue.

V Others

•	1. Whether Takeover Defense Strategies Have Been Adopted

No

Supplementary Explanation

With regard to the basic policy to address a shareholder holding a quantity of shares enabling such shareholder to control decisions concerning the Company’s management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any so-called takeover defense strategies, such as a prior issue of new stock acquisition rights (a rights plan), etc., at this time.

In the event of a potential attempt to take over the Company by a person that is inappropriate for the Company’s corporate value/common benefit of shareholders, on the basis of guidelines such as the guidelines for the purpose of the initial response, by carrying out an examination/evaluation of things such as the takeover proposal, and after sufficient deliberations at meetings of the Board of Directors, a conclusion will be reached in regard to the best strategy for shareholders from the perspective of corporate value/the common benefit of shareholders.

•	2. Other Information regarding the Corporate Governance System

An overview of the Company’s timely disclosure regime is provided as follows:

1.	Fundamental Policy

Our fundamental policy is to adhere to relevant laws concerning timely disclosure, such as can be found in the Financial Instruments and Exchange Act and the rules of the relevant stock exchanges, in order to safeguard non-public information regarding the Nomura Group as well as to foster appropriate, fair and timely disclosure of such information to persons and entities outside the Nomura Group and keep the trust of the Nomura Group’s clients, shareholders, investors and others.

2.	Timely Disclosure Regime

Pursuant to the above-mentioned fundamental policy, the Company has adopted the “Nomura Group’s Statement of Global Corporate Policy Regarding Public Disclosure of Information” (the “Disclosure Policy”) and is taking measures to increase and spread employee awareness of the Disclosure Policy. In accordance with the Disclosure Policy, the Company has also established a Disclosure Committee. The Disclosure Committee is authorized to establish and maintain a structure for comprehensively and promptly gathering material information that needs to be disclosed, a structure for disclosing such information in a timely manner, and a structure for ensuring the accuracy of the contents of disclosure materials and fairness with regard to the disclosure of materials.

The management of Nomura Group companies and the person in charge of each division are responsible for establishing necessary measures to ensure that material information subject to disclosure is properly reported to the Disclosure Committee with respect to each relevant entity or division.

Information reported to the Disclosure Committee will be disclosed in a timely manner, based on standards set forth in relevant laws and regulations, and through deliberations with relevant departments on whether such disclosure should be made.

From a fair disclosure perspective, we prohibit disclosing material and non-public information to a selective forum.

3.	Monitoring of Timely Disclosure Regime

The internal audit division monitors the effectiveness of internal controls over disclosure of information, and the result is reported to the Audit Committee.

Further, as a NYSE-listed corporation, the Company has established internal controls and procedures for financial reporting and documents, and tests and maintains those controls and procedures to ensure their effectiveness pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The Company will continue to ensure proper corporate behavior throughout the group by strengthening and expanding its corporate governance system.

<Concerning the administrative action against the Company and its subsidiary Nomura Securities Co., Ltd. and initiatives from now on>

In March 2019, during discussions regarding the standards for listing/delisting criteria for the upper market at the Tokyo Stock Exchange’s Advisory Group to Review the TSE Cash Equity Market Structure, there was improper communication of information in relation to such standards at Nomura Securities Co., Ltd. (“Nomura Securities”), and on May 28 of the same year, the Financial Services Agency of the Government of Japan (“FSA”), in relation to matters such as business management systems relating to information management, issued a business improvement order against the Company and its subsidiary Nomura Securities.

The Company, at the Meeting of the Board of Directors held on May 24 before the business improvement order, reported and approved the remediation action plan that included measures such as the review of the organizational structure and strict maintenance of information management structures, and a summary of this was announced. Additionally, on June 3 of the same year, the Company and its subsidiary Nomura Securities submitted a business improvement report to the FSA, and it was accepted.

The Company established the “Nomura Group Code of Conduct” on December 3, 2019, and beginning with the thorough permeation of and compliance with the Code, has taken measures for the purpose of detecting and preventing misconduct, and further from now on, by steadily implementing the remediation action plan, along with working towards the further strengthening of the internal control environment, the entire company will endeavor to regain the trust of our clients, shareholders, and investors.

[Corporate Governance System]

[Structure of Nomura Holdings’ internal controls system]

[Summary of Timely Disclosure Regime]